January 11, 2005

Karen J. Garnett

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance – Mail Stop 0409

Washington, D.C. 20549

Re:	FCStone Group, Inc.
Amendment No. 4 to Registration Statement on Form S-4 filed
August 18, 2004
Registration No. 333-118342

Dear Ms. Garnett:

We understand that the Staff has completed its review of Amendment No. 3 to the Registration Statement on Form S-4, filed by FCStone Group, Inc. (the “Company”) on December 30, 2004, File No. 333-118342 (the “Registration Statement”). We also understand that the Staff has no additional comments at this time to the Registration Statement. We are filing with this letter Amendment No. 4 to the Registration Statement which fills in certain blanks and includes information regarding a new director elected to the Company’s board last week, and additional disclosure at page 19 of the “Risk Factors” in the subsection entitled “Risk Factors Regarding Grain Merchandising Activities – Our grain merchandising activities involve numerous business risks” discussing the specific risks related to certain Mexican accounts receivable. Pursuant to your request, we have enclosed with this letter the opinion of Dickinson, Mackaman, Tyler & Hagen, P.C. addressed to the Company regarding the sale of accounts receivables to CoBank. By copy of this letter, we are delivering to each of you and your colleagues copies of Amendment No. 4, marked to show changes from Amendment No. 3.

We are also enclosing with this letter a request for acceleration of effectiveness executed by the Company, requesting acceleration of effectiveness of the Company’s Registration Statement and the Company’s Registration Statement on Form 8-A filed with the Commission on December 30, 2004. We have requested effectiveness on January 12, 2005, at 4:30 p.m. (Washington, D.C. time), or as soon thereafter as practicable.

If you have any further questions or comments, please feel free to call the undersigned at (816) 559-2478.

Very truly yours,

/S/ CRAIG L. EVANS
Craig L. Evans

CLE: cls

cc:	Michael McTiernan
Jorge Bonilla
Cicely Luckey
Paul G. Anderson
Robert Johnson
Richard Malm

[Dickinson Mackaman Tyler & Hagen PC Letterhead]

October 6, 2004

Sean Vicente	VIA FACSIMILE ONLY
KPMG

RE:	FGDI, LLC

Dear Mr. Vicente:

You have asked for an opinion respecting the application of paragraph 9(a) of SFAS 140, Accounting for Transfers and Servicing of Financial Assets, to the master purchase agreements currently in place between CoBank, ACB and FGDI, LLC, for sale insured receivables of a Mexican customer (the “Agreements”).

Section 9(a) sets forth an element required for “sale” treatment of a transferred financial asset as follows:

“The transferred assets have been isolated from the transferor—put beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership (paragraphs 27 & 28).”

For the purposes of this opinion, I have examined the forms of the Agreement as I understand them to have been executed. I do not currently have in my possession a copy of the Agreements as signed, but I am informed that they have been executed by both parties. I am also familiar with the background of the transactions which has included the intent by FGDI to effectuate a true sale of the receivables, with the limited recourse as set forth in the terms of the Agreements.

Based upon such examination, I am of the opinion that the Agreements, if applied according to their terms, will result in the assets purchased by CoBank being isolated from FGDI in the sense of being put presumptively beyond the reach of FGDI and its creditors, even in bankruptcy or other receivership. In other words, CoBank’s right in the assets would be perfected as against avoidance rights in bankruptcy or receivership, subject, of course, to avoidance rights arising from transferee fraud or similar claims applicable to any true sale transaction.

This opinion is based upon the terms of the Agreements, and an additional fact known to me from an examination of other documents in connection with my representation of FGDI, LLC on other matters pertaining to CoBank, that CoBank has filed UCC-1 financing statements in those places necessary for it to be perfected as to the transfer of any accounts. This is a necessary condition for this opinion because, notwithstanding the characterization of a sale of accounts as a true sale, such transactions are generally within the scope of the provisions of Article 9 of the Uniform Commercial Code.

Dickinson, Mackaman, Tyler & Hagen, P.C.

Sean Vicente

October 6, 2004

This opinion is also based on the assumption that the parties will actually proceed in accordance with the terms of the Agreements which I have examined. In this regard, I would note that CoBank and FGDI are in the process of setting up a payment facility for direct payments by the customer to CoBank as contemplated by the Agreements. I expect this process will be completed promptly.

This opinion is provided for your guidance only, and may not be copied or reproduced without the consent of the undersigned.

Very truly yours,

/s/ Richard A. Malm
Richard A. Malm